Exhibit (a)(1)(E)

REPORT ON RESULTS OF EXCHANGE OFFER

Dear Employee:

On behalf of Credence Systems Corporation (“Credence”), I am writing to provide you with the results of Credence’s recent exchange offer. The eligible options were those outstanding options with an exercise price of $3.96 or greater held by all current employees on a worldwide basis, except those employed in China, Belgium, Hong Kong, Malta and Costa Rica. The only employees eligible to participate were those employees who: (1) held eligible options, (2) continued to be an employee of Credence, its parent, or one of its subsidiaries on the date the offer expired, and (3) did not receive or submit a notice of termination before the exchange offer expired.

The exchange offer expired at 12:00 midnight, U.S. Pacific (Milpitas) Time, on July 28, 2008. Upon the terms and conditions described in the exchange offer and letter of transmittal, Credence accepted for exchange options to purchase a total of                      shares of common stock and cancelled all such options.

Credence has accepted for exchange and cancelled a number of options tendered by you equal to the total number of option shares set forth on Annex A to this letter. You now have the right to receive an option to purchase the number of shares as set forth on Annex A. As described in the exchange offer, the new stock options will be subject to the terms and conditions of our 2005 Stock Incentive Plan and a stock option agreement between you and Credence.

If you have any questions about the offer, please contact Stock Administration at stock_administrator@credence.com or by telephone at (408) 635-3750.

Sincerely,